EXHIBIT 1.01

Conflict Minerals Report

Conflict Minerals Disclosure

This Conflict Minerals Report (this “Report”) has been prepared by Aegion Corporation (“Aegion” or the “Company”). This Report for the year ended December 31, 2017 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on public companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, (coltan), gold, wolframite or their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.

As described in this Report, the Company has reason to believe that some of the 3TG present in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Therefore, we performed a reasonable country of origin inquiry (“RCOI”) to determine whether any of the 3TG in our products originated from the Covered Countries and were not from recycled or scrap sources. Based on the RCOI, we determined that we have some suppliers that sourced 3TG from the Covered Countries and proceeded to conduct due diligence on our supplier base.

Company Overview

Aegion specializes in infrastructure protection and maintenance by providing proprietary technologies and services to protect against the corrosion of industrial pipelines; rehabilitate and strengthen water, wastewater, energy and mining piping systems and buildings, bridges, tunnels and waterfront structures; and utilize integrated professional services in engineering, procurement, construction, maintenance, and turnaround services for a broad range of energy related industries. Aegion’s business activities include manufacturing, distribution, maintenance, construction, installation, coating and insulation, cathodic protection, research and development and licensing.

Supply Chain Overview

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us, including sources supplied to them from lower tier suppliers. We conducted an analysis of the products we manufacture or contract to manufacture that were likely to contain 3TG and defined our supply chain conflict minerals due diligence scope of work by including those suppliers that provide components and manufacturing activities that are likely to contain 3TG. Eleven suppliers were identified (“Identified Suppliers”). We adopted the standard conflict minerals reporting templates (“CMRT”) established by the Responsible Minerals Initiative (“RMI”, formerly the Conflict-Free Sourcing Initiative) and requested the Identified Suppliers complete the CMRT.

Reasonable Country of Origin Inquiry

Our reasonable inquiry into the source countries of 3TG found in our products was designed to provide a reasonable basis for us to determine whether we source 3TG from Covered Countries. We designed our due diligence program to conform generally with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”).

For the Reporting Period, we conducted an analysis of our products and determined that 3TG can be found in our products and are necessary to the functionality or production of those products. We conducted due diligence on the source and chain of custody of such 3TG and determined that certain smelters may source 3TG from the Covered Countries.

Due Diligence Process

Below are the steps that have been taken by Aegion for the Reporting Period in compliance of OECD Guidance:

Management System for Conflict Minerals

We structured our internal management system so as to assign and empower our Compliance Department to exercise and support supply chain due diligence, in collaboration with a cross-functional team of subject matter experts from relevant functions such as procurement, legal, manufacturing, research and development, and finance.

We have adopted a policy relating to 3TG, incorporating the standards set forth in OECD Guidance.  Our Conflict Minerals Policy is publicly available on our website at www.Aegion.com under “Investors - SEC Information”. Aegion’s policy is to avoid the use of 3TG that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of 3TG in its products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

We have established a record maintenance mechanism in an electronic database to ensure the retention of relevant documentation with respect to our 3TG due diligence efforts.

Identify and Assess Risk in Our Supply Chain and Steps to Mitigate Risk

Given the complexity of our supply chain, we rely on our direct suppliers to provide information on the origin of 3TG contained in components which are included in our products. Moreover, we believe that the smelters and refiners of the 3TG are best situated to identify the sources of 3TG, and therefore we have taken steps to identify the applicable smelters and refiners of 3TG in the Company’s supply chain.

The methods we used to try to determine the origin of 3TG in our products included:

•	Requesting any Identified Suppliers from the previous year to re-confirm or update their prior responses;

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Sending emails and letters and making phone calls to any newly Identified Suppliers for the Reporting Period, explaining the rule, requesting their assistance in complying with the rule, and directing our suppliers to the online training and instructions available;

•	Soliciting survey responses from our Identified Suppliers, using CMRTs;

•	Reviewing responses that we received from our Identified Suppliers and following up on inconsistent, incomplete and inaccurate responses; and

•	Sending reminders and making follow up phone calls to Identified Suppliers who did not respond to our requests for information.

We identified eleven suppliers for our products manufactured during the Reporting Year and leveraged the CMRT and RMI's Responsible Minerals Assurance Process ("RMAP") Conformant Smelters and Refiners database (formerly the Conflict-Free Smelter Program's Compliant Smelters and Refiners database) to identify and assess the potential 3TG risks in our supply chain.

Maturing Due Diligence Program

We intend to continue to improve upon our due diligence process and to gather additional information, which will assist us to determine whether the 3TG we utilize benefit armed groups contributing to human rights violations. We intend to:

•	Continue expanding supplier communication and directing our suppliers to training resources to attempt to increase the response rate and improve the content of supplier survey responses;

•	Compare survey results to information collected via independent conflict-free smelter programs such as the RMAP; and

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Encourage our suppliers to comply with the legal requirements of the Rule as well as encourage them to implement responsible sourcing and have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Aegion does not have a direct relationship with 3TG smelters and refiners, nor do we perform audits of these entities that provide our supply chain of the 3TG. We rely upon the industry such as the Responsible Business Alliance (RBA", formerly the Electronics Industry Citizenship Coalition) efforts to influence smelters and refineries to get audited and certified through RMI’s RMAP program.

Due Diligence Results

Of the eleven Identified Suppliers for our products manufactured during the Reporting Year that were within scope of the RCOI, we received responses from each supplier to our request for information. We have relied on those responses to provide us with information about the source of 3TG contained in our products. Our suppliers are similarly reliant upon information provided by their suppliers. We reviewed these responses against criteria we developed to determine which responses we believed require further inquiry. These criteria included incomplete responses, inconsistencies within responses, incomplete or missing supporting documentation of 3TG origin and responses that failed to identify smelters.

Efforts to Determine Country of Origin of 3TG

Tracing 3TG back to the mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the RBA’s RMI industry program and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the CMRT, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this effort, we made reasonable determinations of the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners Identified

At Aegion, we adopted the RMI’s industry approach and traced back the origin of 3TG by identifying smelters or refineries supplier sources. Aegion leveraged RMI and its RMAP program to trace the mine of origin of the 3TG to its ore level. The RMAP audits smelters and refineries to ensure that all certified smelters and refineries only use ore that is conflict-free from Covered Countries.

As the result of our due diligence efforts, we have gathered 225 smelters and refineries names from our supply chain. Among these 225 smelters and refineries, all are in conformance with the RMAP assessment protocols or have been audited and certified through RMI’s RMAP program or are participating in one of the cross-recognized certification programs.

Many of our suppliers reported smelter information at the company level rather than limiting their response to smelters affiliated with products sold to Aegion. As a result, some smelters reported may not be affiliated with our products.